Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT")), OR IN OR INTO AUSTRALIA, JAPAN OR IN ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION, OFFERS OR SALES, WOULD BE PROHIBITED BY APPLICABLE LAW

Sibanye-Stillwater launches US$500 million senior unsecured guaranteed convertible bonds due 2028

Johannesburg, 21 November 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that its indirect wholly-owned subsidiary Stillwater Mining Company (the "Issuer"), has launched an offering (the "Offering") of US$500 million senior, unsecured, guaranteed convertible bonds (the "Convertible Bonds"), due in November 2028 and convertible into new and/or existing Sibanye-Stillwater ordinary shares.

The proceeds are expected to be applied to the advancement of the Group's growth strategy including funding the Reldan acquisition announced on 9 November 2023, whilst preserving the current balance sheet for funding existing operations and projects through a lower commodity price environment.

"The Convertible Bond offering is one of various available financing options, which provides financial flexibility at a reasonable cost under current market conditions, and will enable further delivery on our strategic growth objectives at an opportune time in the commodity cycle, whilst maintaining balance sheet resilience and liquidity" Sibanye-Stillwater CEO, Neal Froneman commented.

The Issuer intends to issue the Convertible Bonds on or around 28 November 2023 (the "Issue Date") and payments in respect of the Convertible Bonds will be guaranteed, jointly and severally, by Sibanye-Stillwater and its following subsidiaries: Sibanye Gold Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Kroondal Operations Proprietary Limited, Western Platinum Proprietary Limited and Eastern Platinum Proprietary Limited (together, the "Guarantors").

Notice is also hereby given in terms of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act") that, in terms of the provisions of Section 44(3) and Section 45(3) of the Companies Act, and pursuant to the special resolution passed at the general meeting of Sibanye-Stillwater held on 26 May 2023, the board of directors of Sibanye-Stillwater (the "Board") has adopted a resolution to guarantee the indebtedness of other members of the Group under the Offering, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of Sibanye-Stillwater in terms of the provisions of Section 44(2) and Section 45(2) of the Companies Act. Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance will exceed one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of Sibanye-Stillwater in terms of and pursuant to the provisions of Section 44 and Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

- immediately after providing the financial assistance referred to above, Sibanye-Stillwater would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
- all relevant conditions and restrictions relating to the granting of such financial assistance by Sibanye-Stillwater contained in Sibanye-Stillwater's memorandum of incorporation are satisfied; and
- the terms and conditions on which such financial assistance is to be given are fair and reasonable to Sibanye-Stillwater

The Convertible Bonds are expected to pay a coupon of between 4.0 % and 4.5% per annum, payable semi-annually in arrear in equal instalments on 28 May and 28 November of each year. The initial conversion price is expected to be set within a premium range of 30% to 35% above the volume weighted average price of Sibanye-Stillwater's shares listed on the Main Board of the JSE Limited ("JSE") between opening of trading and close of trading today, 21 November 2023, converted into US$ using the USD-ZAR exchange rate at the close of trading on the JSE.

The conversion price will be subject to customary adjustments pursuant to the terms and conditions of the Convertible Bonds (the "Terms and Conditions"), including, among other things, dividends paid by Sibanye-Stillwater.

The Convertible Bonds, subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-Stillwater (the "Shareholder Resolutions"), which general meeting shall be convened not later than the date falling 9 months after the Issue Date, will be convertible into Ordinary Shares, pursuant to the Terms and Conditions. Prior to, and/or absent such approval, holders of the Convertible Bonds will, on conversion, receive a cash amount equal to the value of the underlying Ordinary Shares. The dates and times of the general meeting will be communicated in due course.

At any time after the date of the first general meeting of the shareholders of Sibanye-Stillwater following the Issue Date, for so long as the Shareholder Resolutions have not been approved, the Issuer reserves the right, on giving notice to the holders of the Convertible Bonds, to redeem, all but not some only of, the Convertible Bonds at the greater of: i) 102% of their principal amount, and ii) 102% of their fair market value, in each case plus accrued but unpaid interest (all as more fully described in the Terms and Conditions).

The Convertible Bonds will be issued at 100% of their principal amount (i.e. US$200,000 per Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at their principal amount (plus accrued but unpaid interest) on or around 28 November 2028. The Issuer will have the option to redeem all, but not only some of the Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the Terms and Conditions at any time (i) on or after 19 December 2026, if the value of the Ordinary Shares underlying a Convertible Bond is equal to or exceeds US$260,000 for a specified period of time, or (ii) if 15% or less of the aggregate principal amount of the Convertible Bonds remains outstanding (all as more fully described in the Terms and Conditions).

Application is expected to be made for the Convertible Bonds to be admitted to trading on the Open market (Freiverkehr) segment of the Frankfurt Stock Exchange within 90 days following the Issue Date.

In the context of the Offering, the Issuer, Sibanye-Stillwater, the other Guarantors and Sibanye-Stillwater's other subsidiaries have agreed to a lock-up relating to equity and equity-related securities for a period commencing on pricing and ending 90 calendar days following the Issue Date, subject to certain exceptions and waiver by the Joint Global Coordinators and Joint Bookrunners.

The Convertible Bonds will be offered by way of an accelerated bookbuild to qualified investors only. The final terms of the Convertible Bonds are expected to be announced after pricing which is expected later today.

The Issuer and Sibanye-Stillwater intend to substitute RecycleOne Metals US Holdings Inc. ("RecycleOne"), an indirect subsidiary company of Sibanye-Stillwater incorporated in the State of Delaware, in place of the Issuer as primary obligor under the Convertible Bonds following the Issue Date. Such substitution shall be

effected subject to, and upon completion of, the intended accession of RecycleOne as an additional guarantor (i) under the USD675 million 4.000% senior notes due 2026 and the USD525 million 4.500% senior notes due 2029, both of which were issued by the Issuer in 2021 and guaranteed by Sibanye-Stillwater, and (ii) under the principal credit facilities of the Group. Upon such substitution, the Issuer shall jointly and severally guarantee (with the Guarantors listed above) the payment obligations of RecycleOne under the Convertible Bonds.

Absa Bank, BMO Capital Markets, BofA Securities and Goldman Sachs are acting as Joint Global Coordinators and Joint Bookrunners for the Offering (the "Bookrunners").

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Joint Global Coordinators and Joint Bookrunners:
Absa Bank Limited ("Absa Bank")
BMO Capital Markets Limited ("BMO Capital Markets")
Merrill Lynch International ("BofA Securities")
Goldman Sachs International ("Goldman Sachs")

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).

This announcement contains certain forward-looking statements about the future outlook of the issuer and the guarantors. By their nature, any statements about future outlook involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. Actual results, performance or outcomes may differ materially from any results, performance or outcomes expressed or implied by such forward-looking statements.

No representation or warranty is given in relation to any forward-looking statements made by the issuer or the guarantors or any of the joint global coordinators, including as to their completeness or accuracy. Neither the issuer nor the guarantors undertake to update any forward-looking statements whether as a result of new information, future events or otherwise. Nothing in this announcement should be construed as a profit forecast.

IMPORTANT NOTICE

This announcement is directed exclusively at market professionals and institutional investors, being "qualified investors" within the meaning of the prospectus regulation, and is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgement.

It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy, any security nor is it a recommendation to buy or sell any security.

An investment in the bonds and/or the ordinary shares to be issued or transferred and delivered upon conversion of the bonds and/or notionally underlying the bonds (together with the guarantees in respect of the bonds (the "guarantees"), the "securities") involves a high degree of risk. Any decision to purchase any of the securities should only be made on the basis of an independent review by a prospective investor of the issuer's and the guarantors' publicly available information. Neither the joint global coordinators nor any of their respective affiliates accept any responsibility or liability arising from the use of, or make any representation or warranty, express or implied, as to the truth, accuracy or completeness of, the information in this announcement (or whether any information has been omitted from this announcement) or the issuer's and the guarantors' publicly available information or for any loss howsoever arising from the use of the announcement or its contents or otherwise arising in connection therewith. The information contained in this announcement is subject to change in its entirety without notice up until the settlement date. Neither the joint global coordinators nor any of their respective affiliates shall be responsible for, or for investigating, any matter which is the subject of any statement, representation, warranty or covenant of the issuer and the guarantors contained in the bonds or the guarantees, or any other agreement or announcement relating to the bonds, the other securities or the guarantees, or for the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence thereof.

This announcement is not for distribution, directly or indirectly, in or into the United States or to or for the account or benefit of U.S. persons (as defined in regulation s under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act")). This announcement is not an offer to sell securities, or the solicitation of any offer to buy securities, nor shall there be any offer of securities in any jurisdiction in which such offer or sale would be unlawful.

The securities and the guarantees mentioned in this announcement have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in regulation s under the U.S. securities act), absent registration or an exemption from the applicable registration requirements under the U.S. securities act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The bonds may only be distributed to investors in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws. Only prospective investors in Ontario, Québec, British Columbia, Manitoba or Alberta that qualify as "accredited investors" and additionally also qualify as "permitted clients" within the meaning of applicable Canadian securities laws will be eligible to purchase the bonds. Each prospective investor in Canada will be required to execute a representation letter confirming its eligibility and providing certain additional acknowledgements, representations and warranties.

This announcement does not, nor does it intend to, constitute an "offer to the public" (as that term is defined in the South African Companies Act, 2008 ("SA Companies Act")), and does not nor is it intended to, constitute a ''registered prospectus'', as contemplated in chapter 4 of the SA Companies Act. Accordingly, no prospectus has been filed with the South African companies and intellectual property commission in respect of the issue or offering of the bonds. The bonds will not be offered for subscription to any member of the general public (as contemplated in the South African Banks Act, no. 94 of 1990 (the "Banks Act")) in South Africa. This announcement is not an offer to subscribe for securities, nor a solicitation of any offers for subscription of securities, to any member of the general public (as contemplated in the Banks Act) domiciled or incorporated in South Africa.

Secondary market sale and transfer of bonds to investors within South Africa is permitted subject to compliance with applicable laws, including the SA Companies Act, the Banks Act and South African exchange control regulations.

The information contained in this announcement constitutes factual information as contemplated in section 1(3)(a) of the South African financial advisory and Intermediary Services Act, no. 19 of 2012, as amended, ("FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the bonds or shares or in relation to the business or future investments of the company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. The company is not a financial services provider licensed as such under the FAIS Act and the company's advisors are acting for the company only in respect of the transaction and are not giving or purporting to have given any financial advice as contemplated in the FAIS Act to any bondholder or investor of the company.

Prospective investors should consult their professional advisers to ascertain the suitability of the securities as an investment. For the avoidance of doubt, neither the issuer, the guarantors nor the joint global coordinators make any representation or warranty that they intend to accept or be bound by any of the terms herein nor shall the issuer, the guarantors or the joint global coordinators be obliged to enter into any further discussions or negotiations pursuant thereto but they shall be entitled in their absolute discretion to act in any way that they see fit in connection with the proposed transaction. This announcement is not an offer to sell, nor a solicitation of an offer to buy any securities and any discussions, negotiations or other communications that may be entered into, whether in connection with the terms set out herein or otherwise, shall be conducted subject to contract. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the joint global coordinators or by any of their respective officers, employees or agents as to or in relation to the accuracy or completeness of this announcement, publicly available information on the issuer and the guarantors or any other written or oral information made available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

The joint global coordinators are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The joint global coordinators and their respective affiliates may have in the past performed commercial banking, investment banking and advisory services for the company and its group from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for the company and its group in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Each of the joint global coordinators and their respective subsidiaries and affiliates may perform services for, or solicit business from, the company, the issuer, the guarantors or members of the company's group, may make markets in the securities of the issuer or the guarantors or members of the company's group and/or have a position or effect transactions in such securities.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from the United States or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from the united states or any other jurisdiction in which such mailing would be illegal or to publications with a general circulation in those jurisdictions.

Neither the issuer, the guarantors nor the joint global coordinators make any representation as to (i) the suitability of the securities for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the securities or (iii) the future performance of the securities either in absolute terms or relative to competing investments.

In connection with the offering of the bonds, the joint global coordinators or their affiliates may, for their own account, enter into asset swaps, credit derivatives or other derivative transactions relating to the securities at the same time as the offer and sale of the securities or in secondary market transactions. The joint global coordinators or any of their affiliates may from time to time hold long or short positions in or buy and sell such securities or derivatives. No disclosure will be made of any such positions except as required by applicable law or regulation. The amount of any such purchases will be determined at the time of pricing of the securities and will be subject to total demand received and final allocations.

In connection with the offering of the bonds, each of the joint global coordinators and any of their respective affiliates acting as an investor for their own account may take up the securities and in that capacity may retain, purchase or sell for its own account such securities or any other securities of the issuer or the guarantors or any related investments and may offer or sell

such securities or other investments otherwise than in connection with the offering of the bonds. Accordingly, references in this announcement to bonds being sold, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to or subscription, acquisition, placing or dealing by any of the joint global coordinators and any of their respective affiliates acting in such capacity. The joint global coordinators do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The joint global coordinators are acting on behalf of the issuer and the guarantors and no one else in connection with the bonds and will not be responsible to any other person for providing the protections afforded to clients of the joint global coordinators, or for providing advice in relation to the securities.

Any allocation of the bonds described in this announcement is made expressly subject to the condition that any offering of the bonds completes and that the bonds are issued. In particular, it should be noted that any such offering and formal documentation relating thereto will be subject to conditions and termination events, including those which are customary for such an offering. Any such offering will not complete unless such conditions are fulfilled and any such termination events have not taken place or the failure to fulfil such a condition or the occurrence of a termination event has been waived, if applicable. The joint global coordinators reserve the right to exercise or refrain from exercising their rights in relation to the fulfilment or otherwise of any such condition or the occurrence of any termination event in such manner as they may determine in their absolute discretion.

No action has been taken by the issuer, the guarantors, the joint global coordinators or any of their respective affiliates that would permit an offering of the securities or possession or distribution of this announcement or any publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the issuer, the guarantors, and the joint global coordinators to inform themselves about and to observe any such restrictions.

This announcement and the offering of the bonds when made are only addressed to and directed, in member states of the European economic area ("EEA") and the United Kingdom (each a "relevant state"), at persons who are "qualified investors" as defined in the prospectus regulation (each a "qualified investor"). For these purposes, the expression "prospectus regulation" means (in the case of persons in the EEA) regulation (EU) 2017/1129 and (in the case of persons in the United Kingdom) regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (withdrawal) act 2018 (as amended, the "EUWA").

A prospectus is not required to be published pursuant to the prospectus regulation.

Solely for the purposes of the product governance requirements contained within: (a) EU directive 2014/65/EU on markets in financial instruments, as amended ("MIFID II"); (b) articles 9 and 10 of commission delegated directive (EU) 2017/593 supplementing MIFID II; (c) local implementing measures in the EEA; (d) regulation (EU) no 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA ("UK MIFIR"); and (e) the FCA handbook product intervention and product governance sourcebook (together, the "product governance requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the product governance requirements) may otherwise have with respect thereto, the bonds have been subject to a product approval process, which has determined that: (i) the target market for the bonds is (a) in the EEA, eligible counterparties and professional clients only, each as defined in MIFID II and (b) in the united kingdom, eligible counterparties (as defined in the FCA handbook conduct of business sourcebook) and professional clients (as defined in UK MIFIR); and (ii) all channels for distribution of the bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the bonds (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MIFID II or the product governance requirements is responsible for undertaking its own target market assessment in respect of the bonds (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the bonds.

For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MIFID II or UK MIFIR; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any action whatsoever with respect to the bonds.

The bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a relevant state. For these purposes, a retail investor means (a) in the EEA, a person

who is one (or more) of: (i) a retail client as defined in point (11) of article 4(1) of MIFID II; or (ii) a customer within the meaning of directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of article 4(1) of MIFID II and (b) in the United Kingdom, a person who is one (or more) of (i) a retail client, as defined in point (8) of article 2 of regulation (EU) no 2017/565 as it forms part of United Kingdom domestic law by virtue of the EUWA or (ii) a customer within the meaning of the provisions of FSMA and any rules or regulations made under FSMA to implement directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of article 2(1) of regulation (EU) no 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA. Consequently, no key information announcement required by regulation (EU) no 1286/2014, as amended (the "PRIIPS regulation") or the PRIIPS regulation as it forms part of United Kingdom domestic law by virtue of the EUWA (the "UK PRIIPS regulation") for offering or selling the bonds or otherwise making them available to retail investors in a relevant state has been prepared and therefore offering or selling the bonds or otherwise making them available to any retail investor in a relevant state may be unlawful under the PRIIPS regulation and/or the UK PRIIPS regulation.

In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, qualified investors (i) who have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (financial promotion) order 2005, as amended (the "order") or (ii) who fall within article 49(2)(a) to (d) of the order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in a relevant state, by persons who are not qualified investors. Any investment or investment activity to which this announcement relates is only available to (a) relevant persons in the United Kingdom and will be engaged in only with relevant persons in the United Kingdom and (b) qualified investors in the member states of the EEA.

The issuer, the guarantors and the joint global coordinators and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.